June 17, 2008

Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop 6010
Washington, D.C. 20549

         RE:      IMPLANTABLE VISION, INC.
                  FORM 10-KSB FOR THE FISCAL YEAR ENDED JULY 31, 2007 FILED NOVEMBER 13, 2007, FILE NO. 0-10315


Dear Mr. Webb:

         This letter is being furnished in response to comments of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") as set forth in your letter dated May 29, 2008 (the "Comment Letter") to Bill Rozakis, our Secretary and Chief Financial Officer.

         The responses set forth below have been organized in the same manner in which the Staff's comments and headings were organized in the Comment Letter.

1.       AUDITOR'S REPORT PAGE 34:
         ------------------------

         PLEASE TELL US WHY YOUR AUDITORS' REPORT DOES NOT INDICATE THE CITY AND STATE WHERE ISSUED AS REQUIRED BY ARTICLE 2-02(A) OF REGULATION S-X (NOTE
ARTICLE 2 REQUIREMENTS APPLY TO SMALL BUSINESS ISSUERS PER NOTE 2 OF ITEM 310 IN REGULATION S-B).

         We have been advised by our auditors, Jaspers & Hall, PC, that the city and state from which the auditor's report contained in our Annual Report on Form 10-KSB for the fiscal year ended July 31, 2007 (the "Form 10-KSB") was issued was inadvertently omitted from the Form 10-KSB. We will ensure that such information is included in the auditor's reports contained in our future filings with the SEC.

2.       AUDITOR'S REPORT PAGE 34:
         ------------------------

         PLEASE TELL US WHY THE SCOPE AND OPINION PARAGRAPHS OF THE AUDIT REPORT INCLUDED IN THE FILING DO NOT SPECIFICALLY REFER TO THE FISCAL 2006 AND 2007 PERIODS COVERED BY THE FINANCIAL STATEMENTS INCLUDED IN THIS FILING. REFER TO AU
SECTION 508, INCLUDING PARAGRAPH 6 THEREOF.

         We have been advised by our auditors that references to the fiscal 2006 and 2007 periods covered by the financial statements included in the Form 10-KSB were inadvertently omitted from the scope and opinion paragraphs of the audit report included in the Form 10-KSB. We will ensure that such information is included in the audit reports contained in our future filings with the SEC.

3. NOTES TO FINANCIAL STATEMENTS, PAGE 39: NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE 39, AND INTANGIBLE ASSETS - PAGE 40:

         WE NOTE THAT THE COMPANY ACQUIRED THE INTELLECTUAL PROPERTY AND MARKETING RIGHTS TO THE PRL IN JUNE 2006 AND THE ASSET IS BEING AMORTIZED ON A STRAIGHT-LINE BASIS OVER ITS ESTIMATED LIFE (11 YEARS AT TIME OF ACQUISITION). PLEASE TELL US THE AMOUNT OF AMORTIZATION EXPENSE RECORDED IN THE FISCAL YEARS ENDED JULY 2006 AND JULY 2007. TELL US WHY YOU PRESENT THE GROSS VALUE OF THE ASSET IN OTHER ASSETS ON THE JULY 2006 AND JULY 2007 BALANCE SHEET AND THE AUTHORITATIVE LITERATURE THAT SUPPORTS YOUR PRESENTATION.

         Consistent with our current accounting practices and SFAS No. 142, we are not amortizing the PRL, and thus we did not record any amortization expense with respect to it in the fiscal years ended July 31, 2006 and July 31, 2007. Since we are not recording any amortization expense with respect to the PRL, we presented the gross value of the asset in Other Assets on the July 2006 and July 2007 balance sheets. The reference to the amortization of the PRL on a straight-line basis over its estimated life (11 years at time of acquisition) contained in Note 1 - "Organization and Summary of Significant Accounting Policies" of the Form 10-KSB was inadvertently included therein. We will remove the reference to the amortization of the PRL in our future filings with the SEC.

4. NOTES TO FINANCIAL STATEMENTS, PAGE 39: NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE 39, AND INTANGIBLE ASSETS - PAGE 40:

         IN A RELATED MATTER, TELL US WHEN YOU LASTED TESTED YOUR INTANGIBLE ASSETS FOR IMPAIRMENT AND THE RESULTS OF THE TEST.

         It is our practice to test our intangible assets for impairment on an annual basis. Our most recent impairment test, which we conducted in connection with the preparation of the Form 10-KSB, indicated that there was no change to the impairment value of our intangible assets from the date on which we purchased such intangible assets.

5.       NOTE 2 CAPITAL STOCK TRANSACTIONS, PAGE 41:
         ------------------------------------------

         PLEASE TELL US AND IN FUTURE FILINGS CLEARLY DISCLOSE ALL THE MATERIAL TERMS OF YOUR SERIES A CONVERTIBLE PREFERRED STOCK, INCLUDING BUT NOT LIMITED TO THE CONDITIONS UNDER WHICH THE COMPANY OR THE HOLDERS MAY CONVERT THE SECURITY INTO COMMON SHARES, ANY CONDITIONS UNDER WHICH THE COMPANY OR THE HOLDER MAY REDEEM THE STOCK AND THE TERMS OF ANY DIVIDENDS IT DOES OR MAY PAY.

         The material terms of our Series A Convertible Preferred Stock (the "Series A Stock") are as follows:

         DIVIDENDS: The holders of Series A Stock are not entitled to receive any dividends payable in cash or in shares of our common stock ("Common Stock").

         LIQUIDATION RIGHTS: Upon a liquidation, dissolution or winding up of our company, whether voluntary or involuntary, the holders of shares of Series A Stock are entitled, before any distribution or payment is made upon any other securities, to be paid an amount equal to $3 per share for each share of Series A Stock then held by such holders (as adjusted for any combinations, divisions or similar recapitalizations affecting the Series A Stock).

         CONVERSION: Subject to certain limitations, each share of Series A Stock is convertible at any time prior to January 1, 2009, in whole or in part, unless previously redeemed, at the option of the holder thereof, into ten (10) shares of Common Stock.

         LIMITATION ON CONVERSION: No single holder of Series A Stock is permitted to exercise its conversion privilege to an extent that, immediately following the conversion, the holder would be the beneficial owner of more than 4.999% of the outstanding Common Stock after such conversion.

         REDEMPTION: The Series A Stock may not be redeemed prior to January 1, 2009, except in the event of liquidation, without consent of all of the holders of Series A Stock.

         We will ensure that the material terms of the Series A Stock are clearly disclosed in our future filings with the SEC.

6.       NOTE 2 CAPITAL STOCK TRANSACTIONS, PAGE 41:
         ------------------------------------------

         PLEASE TELL US ABOUT THE SIGNIFICANT TERMS OF THE REGISTRATION RIGHTS AGREEMENT BETWEEN YOU AND YOUR SERIES A SHAREHOLDERS AND HOW YOU ACCOUNT FOR IT. REVISE FUTURE FILINGS TO DISCLOSE THE SIGNIFICANT INFORMATION PROVIDED WITH YOUR RESPONSE.

         We entered into a Registration Rights Agreement, dated as of March 16, 2007, with Regency Group, the holder as of such date of all of the issued and outstanding Series A Stock, pursuant to which we granted to the holders of the Series A Stock demand registration rights beginning after December 31, 2007 and piggy-back registration rights beginning immediately with respect to the Series A Stock. The holders of Series A Stock are entitled to request only one demand registration within any 12-month period, which demand registration we may postpone for a reasonable period of time not to exceed sixty (60) days if we determine in good faith that such demand registration would reasonably be expected to have a material adverse effect on any proposal or plan by our company to engage in any financing, acquisition or disposition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer or similar transaction or would require disclosure of any information that our Board of Directors determines in good faith the disclosure of which would be detrimental to our company.

         We will ensure that the significant terms of the Registration Rights Agreement are clearly disclosed in our future filings with the SEC.

         We do not believe there is any transaction regarding the Registration Rights Agreement for which we must account at this time.

7.       NOTE 9 RELATED PARTY TRANSACTIONS, PAGE 45:
         ------------------------------------------

         WE REFER TO DISCLOSURES IN "ITEM 10 EXECUTIVE COMPENSATION" WHERE YOU INDICATE A SIGNIFICANT AMOUNT OF OFFICERS' SALARIES FOR FISCAL 2007 HAVE BEEN DEFERRED UNTIL SUCH TIME AS YOU COMPLETE A SIGNIFICANT FINANCING EVENT. PLEASE TELL US AND REVISE FUTURE FILINGS TO DISCLOSE HOW YOU HAVE ACCOUNTED FOR THESE SALARIES.

         We expensed all officers' salaries in fiscal 2007 as such salaries were earned by the officers. However, pursuant to agreements with such officers, payment of a portion of such salaries has been deferred until such time as we complete a significant financing event. We will ensure that our future filings with the SEC disclose this accounting treatment of these accrued salaries.

8.       ITEM 8A CONTROLS AND PROCEDURES, PAGE 46:
         ----------------------------------------

         WE NOTE YOU MAKE REFERENCE TO AN ATTESTATION REPORT OF JASPERS & HALL, PC. (RELATED TO MANAGEMENT'S ASSESSMENT AND EFFECTIVENESS OF INTERNAL CONTROLS) INDICATING IT IS "INCLUDED HEREIN". WE FAIL TO SEE THE REPORT. PLEASE TELL US WHY THESE DISCLOSURES ARE IN THE FILING AND THE LOCATION OF THE REFERENCED REPORT.

         The reference to the Attestation Report of Jaspers & Hall, PC (related to management's assessment and effectiveness of internal controls) contained in
Item 8A of the Form 10-KSB was inadvertently included therein. We will ensure that references to an Attestation Report are not included in our future filings with the SEC.

9.       CERTIFICATIONS:
         --------------

         WE NOTE THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION REQUIRED BY EXCHANGE ACT RULE 13A-14(A) ALSO INCLUDES THE TITLE OF THE CERTIFYING INDIVIDUAL. IN FUTURE FILINGS THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION SHOULD BE REVISED SO AS NOT TO INCLUDE THE INDIVIDUAL'S TITLE. REFER TO ITEM 601 (31) OF REGULATION S-B.

         In preparing our future filings with the SEC, we will ensure that the identification of the certifying individual at the beginning of the certification required by Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended, does not include the individual's title.

10.      FORM 10-QSB FOR THE QUARTERLY PERIOD ENDED JANUARY 31, 2008: STATEMENTS
         -----------------------------------------------------------------------
         OF OPERATIONS, PAGE 4:
         ----------------------

         IN FUTURE FILINGS PLEASE SPECIFICALLY LABEL THE PER SHARE DISCLOSURES PRESENTED AS BASIC AND/OR DILUTED AND ROUND THE AMOUNTS TO THE NEAREST CENT.

         In our future filings with the SEC, we will ensure that we specifically label the per share disclosures presented as basic and/or diluted and round the amounts to the nearest cent.

         If the Staff has any further questions or comments, we would welcome the opportunity to speak with the Staff in advance of any written response from the Staff. Please feel free to call me at (212) 243-0721 or Michael T. Campoli of Pryor Cashman LLP, our outside legal counsel, at (212) 326-0468.


Sincerely,

/s/ Bill Rozakis
-----------------------
Bill Rozakis
Chief Financial Officer






















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